September 25, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz
Dorrie Yale

Re:	Tarsus Pharmaceuticals, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 14, 2020

CIK No.: 0001819790

Dear Ms. Schwartz:

Tarsus Pharmaceuticals, Inc. (the “Company”) has electronically filed via EDGAR its registration statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated September 24, 2020 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 24, 2020 letter in italicized print, and the Company’s responses are provided below each comment.

Amendment No. 2 to Draft Registration Statement on Form S-1, submitted September 14, 2020

Prospectus Summary

Overview, page 1

1.

We note your response to our prior comment number 4. Please revise the “Anticipated Future Milestones” column for TP-04 to state that you expect to file an IND in 2021, as you state on page 5. Also revise the footnotes to state whether you have discussed with the FDA your planned approach to rely on TP-03 studies for TP-04 and provide balancing disclosure that the FDA may reject your intended approach, as you further explain on page 28.

Securities and Exchange Commission

September 25, 2020

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not intend to file an IND in 2021 for TP-04 and has revised the disclosure on page 6 to delete and clarify this reference. The Company has also revised the footnotes to the pipeline chart to disclose that the Company has not discussed with the FDA the approach of relying on TP-03 preclinical studies for TP-04 and TP-05, which may increase timelines and costs if the FDA does not approve this approach. The Company has also revised pages 143, 144 and 145 to provide additional disclosure about relying on preclinical data from TP-03 for TP-04 and TP-05.

2.

We note that your revised pipeline table now includes a new product candidate, TP-05, and you have arrows for both the Lyme disease and malaria indications showing that preclinical trials are completed because you intend to rely on preclinical data for TP-03 for demodex belpharitis. A footnote to the pipeline table states that you “intend to leverage data from [y]our TP-03 preclinical studies for Demodex blepharitis as well as third-party preclinical studies for Lyme disease or malaria, respectively (and will not conduct [y]our own preclinical studies for Lyme disease and malaria)....” As TP-03 is applied as an eye drop and TP-05 is meant to be orally ingested, please revise to explain the basis for your intended approach. Also revise your prospectus as appropriate to further explain your intention to rely on third party studies, including identifying them, explaining how your intended formulation would be different than the ones used in such other studies, and disclosing your rights to use such studies. Also state whether you have had any discussions with the FDA regarding your intended approach.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised the pipeline chart to include further disclosure in the footnotes and has included additional disclosure on page 143, 144 and 145 to state the basis for relying on third party studies, explain how the intended formulation would be different and disclose the Company’s rights to use such studies. The Company advises the Staff, however, that it does not have consent to publicly disclose the identity of such third parties that conducted the studies. Further, the Company has revised page 144 to state that for TP-05 it is relying on oral systemic preclinical data from TP-03. The Company has also included additional disclosure in the Registration Statement that it has not had discussions with the FDA regarding this approach.

3.

We note your revised disclosures in response to prior comment 6. We also note our statements on page 102, which appear to indicate you believe that the market size for blepharitis may be similar to the dry eye market size because of the results of your ECP Survey. If true, please balance your disclosure here to explain that your belief that the markets are comparable are based on your own internal research with a small sample size.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised page 3 to provide balancing disclosure.

Securities and Exchange Commission

September 25, 2020

Our Approach: TP-03, page 3

4.

We note your revised disclosures in the pipeline table and elsewhere that you intend for your new product candidate TP-05 to target malaria. Based on your disclosures in the Business section, including on page 119, it appears that you intend for the product candidate to be administered widely in communities in an effort to achieve herd protection. Please revise your references to TP-05 in the Summary section with respect to this indication to clearly explain the intended method of use of this product candidate, and provide appropriate balancing disclosures regarding this approach.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised page 6 to explain the intended method of use of this product candidate, and provide balancing disclosures regarding this approach.

Risk Factors

Risks Related to Development and Commercialization of Our Product Candidates, page 24

5.

On page 25 you state that the FDA recommended carcinogenicity testing for TP-03. Please explain whether this recommended testing is already reflected in your other disclosures, such as with respect to your intended use of proceeds, or your anticipated timelines. Please also revise the disclosure to expressly state any other FDA recommendations concerning your product indications and studies.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and advises the Staff that the recommended testing is already reflected in other disclosures, including intended use of proceeds and anticipated timelines. The Company has also revised page 141 to provide an explanation about carcinogenicity testing for TP-03 and that it is factored into the Company’s expected timelines and expenses. The Company has also included disclosure on page 37 and 141 to disclose that the FDA has also recommended embryofetal development studies in a second species for TP-03 prior to submitting an NDA, which is likewise factored into the Company’s expected timelines and expenses.

Use of Proceeds, page 72

6.

We note your revised disclosures in response to prior comment 18, including that you expect the proceeds will fund further clinical development of TP-03, as well as your TP-04 and TP-05 programs. Please further revise to specify the stage of development you expect to achieve for your TP-03 program other than for Demodex blepharitis, and your TP-04 and TP-05 programs.

Securities and Exchange Commission

September 25, 2020

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised pages 89 and 90 to further specify the stage of development the Company expects to achieve with the net proceeds of the offering for its TP-03 program, other than for Demodex blepharitis, and the Company’s TP-04 and TP-05 programs.

Business

Blepharitis Overview, page 98

7.

We note your references on page 101 and elsewhere to a study conducted by Gao. Referring investors to sources outside your registration statement for material information is not sufficient to meet your disclosure obligation. If you retain your discussion of the study, please revise your disclosure to include all material information in your prospectus, such that you do not need to refer investors to external sources for additional information. For example, provide additional information regarding the participants and how they were selected.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has revised page 124 to provide additional information regarding the study conducted by Gao. The Company advises the Staff that Gao did not provide information as to how the participants were selected.

Market Opportunity in Blepharitis, page 102

8.

We note your response to our prior comment number 21. On page 102, you state “ECPs were chosen based on a random sample of ophthalmologists and optometrists that had sufficient exposure to blepharitis patients to provide a representative sample of ECPs who have prescribed TP-03 to blepharitis patients.” Please revise to clarify whether the sample of ECPs were limited to a specific geographical area or were selected nation-wide, and explain whether the selected patients were limited to patients of the selected ECPs. Also state the number of patients included in the survey and why you believe the survey “was representative of the number of Demodex patients.” In addition, revise this disclosure to clarify how TP-03 is able to be prescribed given it is still in clinical trials.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised page 125 to clarify that the ECPs were selected nation-wide based on their potential exposure to blepharitis patients. The Company advises the Staff that ECP Survey did not sample patients explicitly but asked questions of the ECPs regarding the size of their patient bases and the Company has revised the disclosure to provide such clarifying disclosure. The Company has also revised page 125 to clarify that the survey introduced the TP-03 product profile to ECPs.

Securities and Exchange Commission

September 25, 2020

9.

We note your response to our prior comment number 22. On page 104, please explain how the statement “[t]he Patient Survey did not measure overlap between patients with collarettes and those on prescription therapeutic for dry eye disease” reconciles with the statement that “13% of the 1,121 patients presented with collarettes and were also on a prescription therapeutic for dry eye at the same time,” which appears earlier in the same paragraph and is shown in Figure 13.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised page 128 to delete the reference that the Patient Survey did not measure overlap.

Our Additional Product Candidates, page 117

10.

We note your revised disclosures in response to our prior comment number 8. However, on page 95, you continue to refer to the “observed efficacy in Io and Europa” trials, and on page 119, you state that preclinical studies performed by third parties show “a favorable safety profile.” Please revise this statement as safety determinations are solely within the authority of the FDA and comparable regulatory bodies.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and has revised pages 4 and 117 to refer to the achievement of endpoints in place of referring to observed efficacy in the Io and Europa clinical trials. The Company deleted the reference to a favorable safety profile.

Malaria, page 119

11.

We refer to your revised disclosures referring to a preclinical study being “highly potent” and demonstrating a mosquito death rate exceeding 99%. Please revise to provide additional information regarding such study, including its duration and the number of subjects involved.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and advises the Staff that although the study did not address duration and did not treat human subjects, the Company has provided additional disclosure on page 145 regarding the material elements of the study.

Intellectual Property, page 121

12.

We note your response to our prior comment number 27. Please revise your disclosure on page 121 to specify whether the composition of matter claims relate to issued or pending patents. We also note you state that your owned pending patent applications relate to composition of matter claims. Please clarify whether such composition of matter claims relate to your TP-03 product with respect to your lead indication.

Securities and Exchange Commission

September 25, 2020

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 and 148 to provide additional information about whether the composition of matters claims relate to issued or pending patents. The Company has also revised the disclosures on page 147 and 148 to clarify that the composition of matters claims relate to TP-03.

13.	Please re-insert the amount of the upfront payment to Elanco under the Eye and Derm Elanco Agreement on page 122 or advise.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and has revised pages 148 and F-30 to disclose the amount of the upfront payment.

* * * * *

Securities and Exchange Commission

September 25, 2020

Please contact the undersigned at (858) 436-8046 or ryangunderson@gunder.com if you have any questions with respect to this response or the Registration Statement.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ryan J. Gunderson

cc:	Leo Greenstein

Ilan Lovinsky